Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated May 5, 2016

Relating to Preliminary Prospectus dated April 27, 2016

Registration No. 333-210689

Free Writing Prospectus

This free writing prospectus relates to the initial public offering of shares of common stock of Intellia Therapeutics, Inc. (the “Company”) and should be read together with the preliminary prospectus dated April 27, 2016 (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (Registration No. 333-210689) relating to the initial public offering of these securities. On May 5, 2016, the Company filed Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1652130/000119312516578675/d67753ds1a.htm

The following information is set forth in Amendment No. 4 and represents the only updates to the information contained in the Preliminary Prospectus.

Notes to Consolidated Financial Statements

The Company has updated the “Collaboration” disclosure included in Note 8 to the Condensed Consolidated Financial Statements on pages F-23 through F-25 of the Preliminary Prospectus as follows to add additional specificity regarding the nature of development and regulatory approval milestone payments it is potentially eligible to receive under its license and collaboration agreement with Novartis Institutes for BioMedical Research, Inc.:

8. Collaboration

In December 2014, the Company entered into a strategic collaboration agreement with Novartis focused on the ex vivo development of new CRISPR/Cas9-based therapies using chimeric antigen receptor T cells (“CAR T cells”) and hematopoietic stem cells (“HSCs”).

Under the terms of the collaboration, the Company and Novartis may research potential therapeutic, prophylactic and palliative applications of the CRISPR/Cas9 platform in HSCs and CAR T cells. Within the HSC therapeutic space, Novartis may obtain exclusive rights to a limited number of HSC targets, to be selected by Novartis in a series of selection windows, the last of which closes 90 days before the fifth anniversary of the effective date of the collaboration agreement. If Novartis does not exercise its selection rights within each selection window, any such rights will be deemed forfeited by Novartis. Novartis is required to use commercially reasonable efforts to research, develop or commercialize at least one HSC product directed to at least one of their selected HSC targets.

The Company also agreed to collaborate with Novartis on research activities for CAR T cell targets under a research plan agreed upon by both parties. After completion of the research and development activities contemplated by the CAR T cell program research plan, Novartis will assume sole responsibility for developing any products arising from that research plan and will be responsible for additional costs and expenses of developing, manufacturing and commercializing selected research targets. Novartis is required to use commercially reasonable efforts to research, develop or commercialize at least one CAR T cell product directed to at least one of their selected CAR T cell targets.

In the last two years of the collaboration term, Novartis will have the option to select a limited number of targets for research, development and commercialization of in vivo therapies. Novartis is required to use commercially reasonable efforts to research, develop or commercialize at least one in vivo product directed to each of their selected targets. Novartis’ in vivo target selections are subject to certain restrictions, including that the targets may not have been already reserved by the Company or be subject to another agreement.

The Company received an upfront technology access payment from Novartis of $10.0 million in January 2015 and is entitled to additional technology access fees of $20.0 million and quarterly research payments of $1.0 million, or up to $20.0 million in the aggregate, during the five-year research term. For each product under the collaboration, the Company may be eligible to receive (i) up to $30.3 million in development milestones, including for the filing of an investigational new drug application and for the dosing of the first patient in each of Phase IIa, Phase IIb and Phase III clinical trials, (ii) up to $50.0 million in regulatory milestones for the product’s first indication, including regulatory approvals in the United States (“U.S.”) and European Union (“EU”), (iii) up to $50.0 million in regulatory milestones for the product’s second indication, if any, including U.S. and EU regulatory approvals, (iv) royalties on net sales in the mid-single digits, and (v) net sales milestone payments of up to $100.0 million. The Company may also be eligible to receive payments for: (i) each additional HSC target selected by Novartis beyond its initial defined allocation, (ii) each in vivo target that Novartis selects and (iii) any exercise by Novartis of certain license options under the agreement. Additionally, at the inception of the arrangement, Novartis invested $9.0 million to purchase the Company’s Class A-1 and Class A-2 Preferred Units. At date of issuance of the Class A-1 and A-2 Preferred Units in September and December 2014, the difference between the cash proceeds received from Novartis for the units and the $11.6 million estimated fair value of those units at date of issuance was determined to be $2.6 million.

The fixed portion of consideration under the collaboration arrangement was determined to be the $30.0 million of total technology access fees, for which there are no contingent terms. From that amount, the Company allocated $2.6 million to the preferred units purchased by Novartis to record those units based on their fair value at date of issuance. As a result, during the year ended December 31, 2015, the Company recorded an increase of $2.6 million to the carrying value its Class A-1 and A-2 Preferred Units and a corresponding decrease to the deferred revenue initially recorded in connection with the collaboration agreement with Novartis.

The significant deliverables of this multiple-element revenue arrangement were determined to be licenses CAR T cell and HSC targets and the associated research activities for these programs. The Company further determined that the licenses and associated research activities and joint steering committee participation did not have standalone value due to the specialized nature of the services to be provided by the Company. Therefore, the deliverables are not separable, and, accordingly, the license and services are treated as a single unit of accounting.

Net of the $2.6 million allocation, the fixed portion of consideration under the arrangement of $27.4 million is being recognized as collaboration revenue over the five-year performance period of the arrangement. As consideration for reimbursement of research and development activities is received, the Company is recognizing as collaboration revenue the portion of those payments representing the percentage of the performance period then completed. The remaining consideration is being recognized over the remaining portion of the five-year performance period on a straight-line basis. During the year ended December 31, 2015, the Company recorded revenue of $6.0 million related to the collaboration agreement with Novartis. As of December 31, 2015, deferred revenue under the Novartis arrangement was $10.3 million. There was no deferred revenue related to this arrangement as of December 31, 2014.

Agreement Termination Rights

The collaboration term ends in December 2019. The agreement ends (i) upon the expiration of Novartis’ payment obligations; or (ii) on the date of expiration of the last-to-expire patent right that is licensed to the Company or Novartis. Novartis may terminate the agreement, without cause, upon 90 days’ written notice to the Company subject to certain conditions, including its payment of any accrued and future obligations as if the collaboration had continued through December 2019. Either party may terminate the agreement in the event of the other party’s uncured material breach or insolvency.

Management’s Discussion and Analysis of Financial Condition and Results of Operations; Business

In addition, the Company has made corresponding updates to related disclosure that appears on page 64 of the Preliminary Prospectus in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and page 94 of the Preliminary Prospectus in the section entitled “Business.”

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The Company has filed a registration statement (including the Preliminary Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attn: Prospectus Dept., One Madison Avenue, New York, NY 10010, by telephone at (800) 221-1037 or by email at newyork.prospectus@credit-suisse.com; Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at 877-547-6340 or by email at Prospectus_Department@Jefferies.com; or Leerink Partners LLC, Attn: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, by telephone at 800-808-7525 ext. 6142 or by email at Syndicate@Leerink.com.

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